Alton E. Yother
Senior Executive Vice President
Chief Financial Officer

October 18, 2007

Via EDGAR and U.S Mail

Mr. Michael C. Volley

Senior Accountant

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, D.C. 20549

Re:	Regions Financial Corporation

Form 10-K for Fiscal Year Ended December 31, 2006

Filed March 1, 2007

File Number 000-50831

Ladies and Gentlemen:

Set forth below are our responses to your comments as requested in your letter of comment, dated October 4, 2007, addressed to Alton E. Yother regarding your response to Regions Financial Corporation’s (“Regions” or the “Company”) response to your letter dated August 31, 2007. Detailed responses are included in this letter. The item numbers given to such responses correspond to the numbers indicated in the left-hand margin of the letter of comment referenced above. New, proposed disclosures are included in italics.

1.	We note your response to comment 1(a) from our August 31, 2007 letter. Based on your facts and circumstances as described in your response, we believe that the non-GAAP adjustment for recurring merger-related charges is prohibited based on the guidance in Item 10(e)(1)(ii)(B) of Regulation S-K. Please revise future filings to delete non-GAAP measures based on this adjustment.

Regions Response: We have adjusted certain GAAP measures to non-GAAP measures for merger charges related to two discrete merger and integration events – one occurring in June 2004 and the other occurring in November 2006. Since the reporting of these events occurred within two years of each other, they are deemed to be recurring events under Item 10(e) of Regulation S-K. Frequently Asked Question #8 to Item 10(e) of Regulation S-K (FAQ #8) states that companies should never use a non-GAAP financial measure in an attempt to smooth earnings. Further, while there is no per se prohibition against removing a recurring item, companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance.

Regions Financial Corporation
1900 5th Avenue North
Birmingham, Alabama 35203
(205) 801.0765
Fax (205) 264.5018

We strongly believe that it would be disadvantageous to investors for Regions not to discuss and report net income excluding merger costs. The market expects this information in order to get an understanding of the earnings power of the core banking franchise. This is evidenced by First Call and IBES, the two most widely recognized consensus earnings forecasting companies, using only net income excluding merger charges to report the aggregation of their earnings per share (EPS) forecasts. EPS is a key profitability ratio used by investors. Additionally, other performance measures such as return on average assets (ROA) and return on both average equity (ROE) and average tangible equity (ROTE) are utilized by financial institutions. ROA indicates how efficiently an institution employs its assets and ROE/ROTE indicates how well equity capital is utilized. Therefore, financial institutions which have had multiple mergers for extended periods regularly report EPS and other key performance measures excluding merger charges as non-GAAP items. We believe that if we do not provide this information, analysts and investors will calculate these measures on their own, but in ways that are likely to be inconsistent and, therefore, potentially confusing to the market.

Regions is in the business of offering financial services, including consumer and commercial banking, to its customers and not in the business of mergers and acquisitions. Regions is not adjusting performance measures to exclude merger charges in order to smooth earnings. Rather, Regions is adjusting performance measures in order to provide investors with meaningful information related to the performance of the core financial services franchise that is clear and transparent. These non-GAAP measures provide meaningful, consistent period-to-period and company-to-company comparisons and it is on this basis that Regions’ management evaluates the business because management does not consider merger charges relevant to ongoing operating results. Management and the Board of Directors utilize non-GAAP performance measures as follows:

•	Preparation of Regions’ operating budgets
•	Calculation of performance-based annual incentive bonuses for executives
•	Calculation of performance-based multi-year incentive bonuses for executives
•	Monthly financial performance reporting, including segment reporting
•	Monthly close-out “flash” reporting of consolidated results (management only)
•	Presentations to investors of company performance

In particular, the current calculation of performance-based annual incentives for certain Regions executives is based in part on four company level factors: 1) EPS from continuing operations, excluding merger expenses (30%), 2) return on tangible equity, where the numerator is adjusted to exclude merger expenses (30%), 3) estimated merger costs savings (30%), and 4) various subjective factors (10%). In addition to these company level factors, certain executives also have a portion of their annual incentives tied to their individual performance goals.

The calculation of performance-based multi-year incentive bonuses for executives is based on a targeted multi-year, cumulative EPS scale. EPS is calculated for this purpose as EPS from continuing operations, excluding merger expenses as reported in the Company’s annual report.

These incentive arrangements are embodied in formal documents that Regions is willing to provide supplementally (on a confidential basis to the extent documents are not public). The formula above, however, we believe fully reflects the manner in which the non-GAAP measures are used for this purpose.

Also, as shown in Note 21, Business Segment Information, to the 2006 Annual Report merger charges are excluded from the segments’ results. As disclosed in the narrative prior to the table in the footnote, merger charges are included in the “other” reportable segment as management does not consider merger charges relevant to the results of the reportable segments.

FAQ #8 states that non-GAAP measures more likely would be permissible if management reasonably believes it is probable that the financial impact of the item will disappear or become immaterial within a near-term finite period. Regions reported non-GAAP merger charges for approximately 18 months related to the 2004 merger and proposes similarly to report such charges for approximately 18 months related to the 2006 merger – meeting the finite period requirement. Additionally, it should be noted that between the two discrete merger events Regions had some quarterly reporting for which there were no merger-related charges and no non-GAAP reporting. Also, since the inception of Regulation G these are the only two merger-related events that Regions has reported as non-GAAP.

Regions also notes that FAQ #8 states that inclusion of such a measure may be misleading absent the following disclosure:

•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business
•	the economic substance behind management’s decision to use such a measure
•	the material limitations associated with the use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure
•	the manner in which management compensates for these limitations when using the non-GAAP financial measure, and
•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In order to satisfy these requirements we propose to include a disclosure accompanying the non-GAAP information as described in the following paragraphs. In addition to the following disclosures, Regions notes that our disclosures include the related GAAP financial measures with greater prominence than the non-GAAP measures, and that the reconciliation from GAAP to non-GAAP information is clearly presented.

The table below presents computations of earnings and certain other financial measures excluding discontinued operations and merger charges (non-GAAP). Merger charges and discontinued operations are included in financial results presented in accordance with generally accepted accounting principles (GAAP). Regions believes the exclusion of merger charges in expressing earnings and certain other financial measures provides a meaningful base for period-to-period and company-to-company comparisons, which management believes will assist investors in analyzing the operating results of the Company and predicting future performance. These non-GAAP financial measures are also used by management to assess the performance of Regions’ business, because management does not consider merger charges to be relevant to ongoing operating results. Management and the Board of Directors utilize these non-GAAP financial measures as follows:

•	Preparation of Regions’ operating budgets
•	Calculation of performance-based annual incentive bonuses for executives
•	Calculation of performance-based multi-year incentive bonuses for executives
•	Monthly financial performance reporting, including segment reporting
•	Monthly close-out “flash” reporting of consolidated results (management only)
•	Presentations to investors of company performance

Regions believes that presenting these non-GAAP financial measures will permit investors to assess the performance of the Company on the same basis as that applied by management and the Board of Directors.

Non-GAAP financial measures have inherent limitations, are not required to be uniformly applied and are not audited. To mitigate these limitations, Regions has policies in place to address expenses that qualify as merger charges and procedures in place to approve and segregate merger charges from other normal operating expenses to ensure that the Company’s operating results are properly reflected for period-to-period comparisons. Although these non-GAAP financial measures are frequently used by stakeholders in the evaluation of a company, they have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analyses of results as reported under GAAP.

See table below for computations of earnings and certain other GAAP financial measures and the corresponding reconciliation to non-GAAP financial measures, which exclude discontinued operations and merger charges for the periods presented.

2.	We note your responses to comments 5 and 6 from our August 31, 2007 letter. We believe the allowance for loan losses and related ratios are critical to certain credit quality analysis and therefore place additional emphasis on the related accounting policies and the clarity of disclosure. To provide transparency to investors, we believe you should present your reserve for off-balance sheet credit risk separately from your reserve for on-balance sheet credit risk. Additionally, we believe that a separate roll forward is required by Rule 12-09 of Regulation S-X. Therefore, we again ask you to report a separate roll forward for the reserve for unfunded credit commitments and to clearly disclose what items are included in the numerator and denominator of your credit risk ratios.

Regions Response: In future filings, Regions will disclose the reserve for unfunded credit commitments separately from the allowance for loan losses. Regions will also provide a separate rollforward of the reserve for unfunded credit commitments. The revised format for these disclosures is proposed below:

Note 5 – Allowance for Credit Losses

Year Ended December 31
(Dollars in thousands)	200X	200X	200X
Allowance for loan losses:
Balance at beginning of year	$	$	$
Allowance of purchased institutions at acquisition date
Transfer to/from reserve for unfunded commitments (1)
Allowance allocated to sold loans and loans transferred to loans held for sale
Provision for loan losses
Loan losses
Charge-offs
Recoveries

Net loan losses

Balance at end of year	$	$	$

Reserve for unfunded credit commitments:
Balance at beginning of year
Transfer from/to allowance for loan losses (1)
Provision for unfunded credit commitments

Balance at end of year	$	$	$

Total allowance for credit losses	$	$	$

(1)	During the fourth quarter of 2006, Regions transferred a portion of the allowance for loan losses related to unfunded credit commitments to other liabilities.

The following disclosure will also be made in MD&A:

Table 23—Allowance for Credit Losses

Year ended December 31
(Dollars in thousands)	200X		200X		200X		200X		200X
Allowance for loan losses, January 1	$		$		$		$		$

Loans charged-off:
Commercial
Real estate—mortgage
Real estate—construction
Equity lending
Indirect lending
Consumer

Recoveries of loans previously charged-off:
Commercial
Real estate—mortgage
Real estate—construction
Equity lending
Indirect lending
Consumer

Net charge-offs
Commercial
Real estate—mortgage
Real estate—construction
Equity lending
Indirect lending
Consumer

Allowance allocated to sold loans
Transfer to/from reserve for unfunded commitments (1)
Provision for loan losses—continuing operations
Provision for loan losses—discontinued operations

Allowance for loan losses, December 31	$		$		$		$		$

Reserve for unfunded credit commitments, January 1
Transfer from/to allowance for loan losses (1)
Provision for unfunded credit commitments

Reserve for unfunded credit commitments, December 31

Total allowance for credit losses	$		$		$		$		$

(1) During the fourth quarter of 2006, Regions transferred a portion of the allowance for loan losses related to unfunded credit commitments to other liabilities.

Loans, net of unearned income, outstanding at end of period	$		$		$		$		$
Average loans, net of unearned income, outstanding for the period
Ratios:
Allowance for loan losses at end of period to loans, net of unearned income		%		%		%		%		%
Net charge-offs as percentage of average loans, net of unearned income
Allowance for credit losses at end of period to loans, net of unearned income

In responding to Staff questions or agreeing to different or additional disclosures, Regions continues to believe that our prior disclosures were appropriate. If you have any questions concerning our response to your comment letter, please contact Brad Kimbrough at (205) 326-4972 or me at (205) 801-0765.

Sincerely,

/s/Alton E. Yother

Alton E. Yother

Chief Financial Officer

cc:	Brittany Ebbertt

Staff Accountant

SEC, Division of Corporation Finance